Exhibit 99.1

CRESCENT POINT ENERGY CONFIRMS
OCTOBER 2015 DIVIDEND

October 15, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”)  (TSX and NYSE: CPG) confirms that the dividend to be paid on November 16, 2015, in respect of October 2015 production, for shareholders of record on October 31, 2015, will be CDN$0.10 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

Crescent Point’s shareholders will receive dividend payments in the form of cash.

Effective August 12, 2015, Crescent Point Energy has suspended the Dividend Reinvestment Plan (“DRIP”) and Share Dividend Plan (“SDP”). Current participants in the DRIP and/or SDP program do not need to take any further action and will have future dividends either direct credited to their bank account or paid by cheque.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$1.20 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020                                                          Toll free (U.S. & Canada): 888-693-0020
Fax:              (403) 693-0070                                                          Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1